Exhibit 99.1

Brookfield Residential Properties Inc.

BRP: NYSE / TSX

2011 | Q2

Letter to Shareholders

Overview

Overall residential market conditions in the second quarter of 2011 remained challenging in the U.S. and relatively stable in Canada.

During the quarter we completed the integration of the management teams as a result of the merger. We also visited with many investors to introduce our company.

Our financial results for the first half of the year were respectable, albeit we anticipate a much stronger second half given the underlying strength we believe exists in our Canadian markets.

Rights Offering

As a result of the merger, existing shareholders of Brookfield Office Properties were given the opportunity to acquire shares in our company at the merger price of $10. As these rights were tradable, this afforded many investors the opportunity to acquire sizeable holdings in our company at a fixed price. The resultant take-up, by shareholders other than Brookfield Asset Management, was $182 million, which we believe to be very positive given the current state of the U.S. housing market. As a result of this, Brookfield Asset Management’s investment in BRP declined from potentially 91% to 71%. Much of the appeal of our company to investors appears to be the stability and earnings power of the Canadian operations with good optionality in the U.S. pending a U.S. housing recovery.

Markets

The housing markets in the U.S. remain very challenging. The spring selling season was slower than expected and many predict that will continue into 2012. Until U.S. unemployment begins to decrease in a meaningful way, we will not see a recovery in the housing market. While many can afford to buy homes today, as the cost of rental housing is approaching monthly home ownership costs, they are choosing not to purchase a home. This is due to several factors – lack of a down payment, the difficulties in applying for a mortgage or fear of being tied down to a house in the event they have to relocate for employment. All in all, there is trepidation on the part of the consumer about committing to a house purchase today. We do believe, however, that this sentiment can change quickly when some degree of confidence returns to the marketplace. We should also all recognize that not all markets in the U.S. will recover at the same time or at the same pace, and we believe our markets to be better positioned than most.

In Canada, there have been some articles concerning a housing bubble. When these are analyzed closely, the concerns surround housing prices in Vancouver and hi-rise prices in Toronto, neither of which are areas that we operate in. House prices in Alberta remain 5 to 10% below the peak of 2007/2008. We feel very optimistic about the future in Alberta with more than $100 billion of projects scheduled for Northern Alberta oil and gas exploration. The resultant job creation is expected to create great demand for both our Calgary and Edmonton land and housing operations.

Brookfield Residential Properties Inc.

Opportunities

We continue to seek new opportunities in our core markets. In Canada, these would be normal market transactions which enhance our existing assets and add to our already strong financial returns. In the U.S., several types of opportunities exist including short-term assets that meet our return criteria under today’s economics and medium to longer-term assets that need both expertise and capital. In many cases, the owners of these assets (reluctant owners in many cases) felt that they could hold the asset until a recovery was forthcoming, then sell. They now realize that their assets may need to be re-entitled to address changing market conditions. We believe we can offer both capital and expertise in a form that provides alignment with that current owner as opposed to a fee manager who does not have that alignment.

Outlook

We are fortunate to have a North American profile which allows us to take advantage of stable Canadian markets and distressed opportunities in the U.S. if the housing recovery is indeed 18 to 24 months away.

We welcome all of our new shareholders arising out of the successful completion of the Rights Offering. We will continue to manage your assets with an appropriate long-term view that should reward us in a recovering market environment.

In conclusion, we would like to recognize the contributions of Ian Cockwell, our Executive Vice-Chairman. After assisting in a very successful transition to the newly merged company, Ian will be leaving the company at the end of August. We thank Ian for his years of service and his unwavering support throughout this process.

Alan Norris
President & Chief Executive Officer	August 3, 2011

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Litigation Reform Act of 1995 and in any applicable Canadian security regulations. Certain statements in this letter to shareholders that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s future outlook, strategy and growth plans including acquisitions and lots controlled, the recovery in pricing, and those statements preceded by, followed by, or that include the words “believe,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favourable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

2	Q2/2011 Interim Report

Residential Properties Portfolio

Our assets are focused on land development and single-family and multi-family homebuilding in the markets in which we operate. They consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at June 30, 2011 were $2.6 billion.

As of June 30, 2011, we controlled 108,318 lots. Controlled lots include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots provide a strong foundation for our future lot sales and homebuilding business as well as visibility on our future cash flow. Over 50% of our owned lots are entitled. The number of residential building lots we control in each of our primary markets as of June 30, 2011 follows:

			Unconsolidated		Total Lots			Total Lots
	Housing & Land		Entities		June	Status of Lots		December
	Owned	Options	Owned	Options	30, 2011	Entitled	Unentitled	31, 2010
Calgary, Alberta	28,002	—	1,064	—	29,066	10,332	18,734	28,643
Edmonton, Alberta	17,647	—	—	—	17,647	11,317	6,330	18,229
Greater Toronto Area	9,461	—	—	—	9,461	958	8,503	9,320

Canada	55,110	—	1,064	—	56,174	22,607	33,567	56,192

Northern California	3,264	5,115	—	—	8,379	2,229	6,150	8,223
Southland / Los Angeles	903	—	1,418	2,351	4,672	2,172	2,500	4,734
San Diego / Riverside	8,505	—	48	—	8,553	5,753	2,800	8,761
Other	194	—	56	—	250	250	—	253

California	12,866	5,115	1,522	2,351	21,854	10,404	11,450	21,971

Denver, Colorado	10,722	—	—	—	10,722	10,722	—	10,828
Austin, Texas	14,909	—	—	—	14,909	5,361	9,548	15,870
Washington D.C. Area	2,521	1,113	1,025	—	4,659	4,412	247	4,846

Central and Eastern U.S.	28,152	1,113	1,025	—	30,290	20,495	9,795	31,544

Total	96,128	6,228	3,611	2,351	108,318	53,506	54,812	109,707

Entitled lots June 30, 2011	49,830	1,278	1,731	667	53,506
Unentitled lots June 30, 2011	46,298	4,950	1,880	1,684	54,812

Total June 30, 2011	96,128	6,228	3,611	2,351	108,318

Total December 31, 2010	97,381	6,435	3,132	2,759	109,707

Brookfield Residential Properties Inc.	3

Brookfield Residential Properties Inc.

Management’s Discussion & Analysis, Financial Statements and Other Information

Cautionary Statement Regarding Forward-Looking Statements	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	6

Quantitative and Qualitative Disclosures about Market Risk	17

Consolidated Financial Statements

Consolidated Balance Sheets – June 30, 2011 and December 31, 2010	18

Consolidated Statements of Operations – Three and Six Months Ended June 30, 2011 and 2010	19

Consolidated Statements of Equity – Six Months Ended June 30, 2011 and 2010	20

Consolidated Statements of Cash Flows – Six Months Ended June 30, 2011 and 2010	21

Notes to the Consolidated Financial Statements	22

Corporate Information	39

4	Q2/2011 Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “planned,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this interim report include, among others, statements with respect to:

•	the current business environment and outlook;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals and strategy;

•	strategies for shareholder value creation;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets in 2011, 2012 and 2013 to repay maturing project specific financings;

•	the visibility of our future cash flow;

•	expected backlog and closings;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect on our business of existing lawsuits.

Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	changes in general economic, real estate and other conditions;

•	mortgage rate and availability changes;

•	availability of suitable undeveloped land at acceptable prices;

•	adverse legislation or regulation;

•	ability to obtain necessary permits and approvals for the development of our land;

•	availability of labour or materials or increases in their costs;

•	ability to develop and market our master-planned communities successfully;

•	ability to obtain regulatory approvals;

•	confidence levels of consumers;

•	ability to raise capital on favourable terms;

•	our debt and leverage;

•	adverse weather conditions and natural disasters;

•	relations with the residents of our communities;

•	risks associated with increased insurance costs or unavailability of adequate coverage;

•	ability to obtain surety bonds;

•	competitive conditions in the homebuilding industry, including product and pricing pressures;

•	ability to retain our executive officers;

•	relationships with our affiliates; and

•

additional risks and uncertainties, many of which are beyond our control, referred to in this interim report and our other public filings with the applicable Canadian regulatory authorities and the United States Securities and Exchange Commission.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

Brookfield Residential Properties Inc.	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

About this Management’s Discussion and Analysis

This management’s discussion and analysis relates to the second quarter ended June 30, 2011, which reflects the three month period from April 1, 2011 to June 30, 2011, and has been prepared with an effective date of August 10, 2011. It should be read in conjunction with the interim consolidated financial statements and the related notes thereto included elsewhere in this interim report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with accounting principles generally accepted in the United States of America. Additional information can be found on our website at

www.brookfieldrp.com, or www.sedar.com or www.sec.gov.

Overview

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP.”

Brookfield Residential became a public company on March 31, 2011. The contribution of the assets of Brookfield Office Properties’ residential land and housing division and the merger of Brookfield Homes Corporation with a subsidiary of the Company (such transactions collectively referred to as the “merger”). Through these entities, Brookfield Residential has been developing land and building homes for over 50 years.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth, creating value through the planning and entitlement process, developing and marketing residential lots and commercial sites and by working with industry partners who share the same vision and values.

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties, currently focusing primarily on the following markets: Alberta and Ontario in Canada, and California, Washington, D.C., Colorado and Texas, in the United States. In our own communities, we may also design, construct and market single-family and multi-family homes. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities and infill developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service.

Q2 2011 Financial Highlights

	Three Months Ended June 30		Six Months Ended June 30
(US$ millions, except per share amounts)	2011	2010	2011	2010
Land revenue	$147	$98	$244	$156
Housing revenue	89	175	172	259
Income before income taxes	26	57	52	78
Income tax expense	(7)	(18)	(91)	(22)
Net income / (loss) attributable to Brookfield Residential	19	39	(38)	57
Basic earnings / (loss) per share	$0.19	$0.34	$(0.37)	$0.46
Diluted earnings / (loss) per share	$0.19	$0.34	$(0.37)	$0.46

Current Business Environment

The residential marketplace in our Canadian and U.S. markets differed significantly. The commodity-based markets in Alberta remained strong and we believe that they will continue to strengthen as more jobs are created to support the expanding oil and gas sector. In Ontario, constraints on land and infrastructure have created supply challenges. With approximately 35% of Canada’s international immigrants moving to the Greater Toronto Area, housing demand remains strong, resulting in a balanced marketplace.

The U.S. housing market remains a challenge. Although we continue to view each operating segment independently, the common theme across all market areas in the U.S. is the lack of job creation resulting in a slow spring selling season in 2011. We believe that until we see some measureable progress on this front, consumer confidence will remain fragile. However, we remain optimistic that when that confidence returns, we will see some pent-up demand in the marketplace. While the supply side appears, on the surface, to be more than adequate to meet this pent-up demand, there are markets where “A” and “B” locations are in short supply. We believe our strong financial position and owning entitled and/or developed lots in supply-constrained markets places us in a solid position as the U.S. markets improve.

6	Q2/2011 Interim Report

The 108,318 lots that we control, 99,739 of which we own directly or through unconsolidated entities or consolidated land inventory not owned, provide a strong foundation for our future homebuilding business and visibility on our future cash flow. We believe that we add value to the lots we control through entitlements, development and the construction of homes.

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying consolidated financial statements and related notes included elsewhere in this report.

Quarterly Financial Data

	2011		2010
(US$ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$235.5	$180.1	$299.5	$240.2	$273.1	$141.4
Direct cost of sales	(180.7)	(124.8)	(227.5)	(166.4)	(193.4)	(99.9)

Gross margin	54.8	55.3	72.0	73.8	79.7	41.5
Selling, general and administrative expense	(19.2)	(26.4)	(26.8)	(23.7)	(25.6)	(23.2)
Other income	1.5	0.3	14.3	2.2	3.1	2.1
Interest expense	(10.9)	(3.3)	—	—	—	—

Income before income taxes	26.2	25.9	59.5	52.3	57.2	20.4
Income tax expense	(7.4)	(83.7)	(18.7)	(17.9)	(17.9)	(4.0)

Net income / (loss)	18.8	(57.8)	40.8	34.4	39.3	16.4
Net income / (loss) attributable to non- controlling interest and other interest in consolidated subsidiaries	(0.4)	(0.8)	(0.2)	(0.1)	0.1	(1.3)

Net income / (loss)	$19.2	$(57.0)	$41.0	$34.5	$39.2	$17.7

Foreign currency translation	0.3	13.4	18.2	26.0	(35.6)	26.5

Comprehensive income / (loss)	$19.5	$(43.6)	$59.2	$60.5	$3.6	$44.2

Earnings / (loss) per common share
Basic	$0.19	$(0.56)	$0.36	$0.29	$0.34	$0.13
Diluted	$0.19	$(0.56)	$0.35	$0.29	$0.34	$0.13

Seasonality

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first six months of the calendar year, although the rate of orders for new homes and lots is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year.

RESULTS OF OPERATIONS

Selected Financial Information (Unaudited)	Three Months Ended June 30		Six Months Ended June 30
(US$ millions)	2011	2010	2011	2010
Revenue:
Land	$147	$98	$244	$156
Housing	89	175	172	259

Total revenues	236	273	416	415
Direct cost of sales	(181)	(193)	(306)	(293)
Selling, general and administrative expense	(19)	(26)	(45)	(49)
Depreciation	(1)	(1)	(2)	(2)
Interest expense	(11)	—	(14)	—
Equity in earnings / (loss) from unconsolidated entities	3	(1)	4	—
Other (expense) / income	(1)	5	(1)	7

Income before income taxes	26	57	52	78
Income tax expense	(7)	(18)	(91)	(22)

Net income / (loss)	19	39	(39)	56
Net income /(loss) attributable to non-controlling interests	—	—	(1)	(1)

Net income / (loss) attributable to Brookfield Residential	19	39	(38)	57
Foreign currency translation	—	(35)	14	(9)

Comprehensive income / (loss) attributable to Brookfield Residential	$19	$4	$(24)	$48

Brookfield Residential Properties Inc.	7

Segmented Information	Three Months Ended June 30		Six Months Ended June 30
(US$ millions)	2011	2010	2011	2010
Land revenue (US$ millions):
Canada	$99	$93	$194	$144
California	43	—	43	2
Central and Eastern U.S.	5	5	7	10

Total	$147	$98	$244	$156

Housing revenue (US$ millions):
Canada	$49	$81	$98	$123
California	29	62	54	97
Central and Eastern U.S.	11	32	20	39

Total	$89	$175	$172	$259

Gross margin (US$ millions):
Canada	$53	$65	$105	$102
California	—	11	3	16
Central and Eastern U.S.	2	4	2	3

Total	$55	$80	$110	$121

Lot closings (units):
Canada	801	590	1,372	1,022
California	158	—	158	52
Central and Eastern U.S.	49	57	71	131

Total	1,008	647	1,601	1,205

Average lot selling price (US$):
Canada	$124,000	$157,000	$141,000	$141,000
California	271,000	—	271,000	35,000
Central and Eastern U.S.	100,000	95,000	94,000	79,000

Average	$146,000	$151,000	$152,000	$129,000

Home closings (units):
Canada	152	270	306	414
California	57	125	100	185
Central and Eastern U.S.	31	85	54	105

Total	240	480	460	704

Average home selling price (US$):
Canada	$321,000	$300,000	$319,000	$296,000
California	501,000	502,000	540,000	524,000
Central and Eastern U.S.	364,000	371,000	379,000	372,000

Average	$369,000	$365,000	$374,000	$367,000

Lots controlled (units at end of period):
Calgary	29,066
Edmonton	17,647
Toronto	9,461

Total Canada	56,174

Northern California	8,379
Southland / Los Angeles	4,672
San Diego / Riverside	8,553
Other	250

Total California	21,854

Denver	10,722
Austin	14,909
Washington D.C. Area	4,659

Total Central and Eastern U.S.	30,290

Total (1)	108,318

(1)	Includes options not consolidated and proportionate share of lots under option related to unconsolidated entities.

8	Q2/2011 Interim Report

Three and Six Months Ended June 30, 2011 Compared with Three and Six Months Ended June 30, 2010

Net Income / (Loss)

Net income attributable to Brookfield Residential was income of $19 million for the three months ended June 30, 2011 and a loss of $38 million for the six months ended June 30, 2011, compared to net income of $39 million and $57 million, respectively, for the same periods in 2010. For the three months ended June 30, 2011, the decline in net income is primarily a result of lower gross margins for the quarter and the interest expense on the notes payable to Brookfield Office Properties, issued in connection with the merger and contribution transaction. The net loss of $38 million for the six months ended June 30, 2011 was primarily due to the increase in interest expense of $14 million and the income tax valuation allowance of $76 million recorded in the first quarter of 2011. On the completion of the merger, we reviewed the ability of the Company on a combined entity basis to realize the U.S. deferred tax asset. The three-year cumulative loss of the U.S. operations of the combined Company, together with the continued uncertainty in the U.S. housing market, was evidence of a need for a valuation allowance against the U.S. deferred tax asset. The Company has the ability to reverse the valuation allowance in any future period upon utilization of the losses, which can be carried forward for up to 15 years, or when a valuation allowance is no longer deemed necessary.

Results of Operations

Land revenue totalled $147 million and $244 million for the three and six months ended June 30, 2011, an increase of $49 million and $88 million, respectively, when compared to the same periods in 2010. Our land revenue may vary significantly from period to period due to the timing and nature of land sales and such revenues are also affected by local market conditions. A significant portion of the increase in land revenue is a result of a change in business practice in Alberta to implement title transfer on lot sales at the time of sale to the builder and not the ultimate consumer. This change in business practice resulted in a one-time increase in revenue of $49 million and $110 million for the three and six months ended June 30, 2011. A breakdown of the land revenue and gross margin is as follows:

	Three Months Ended June 30
		Non-Recurring
(US$ millions)	2011	Timing Difference	Adjusted 2011	2010
Lot closings	1,008	314	694	647
Revenue	$147	$49	$98	$98
Direct cost of sales	(104)	(34)	(70)	(52)

Gross margin	$43	$15	$28	$46

Gross margin %	29%	31%	29%	47%

	Six Months Ended June 30
		Non-Recurring
(US$ millions)	2011	Timing Difference	Adjusted 2011	2010
Lot closings	1,601	674	927	1,205
Revenue	$244	$110	$134	$156
Direct cost of sales	(157)	(69)	(88)	(82)

Gross margin	$87	$41	$46	$74

Gross margin %	36%	37%	34%	47%

Housing revenue was $89 million and $172 million for the three and six months ended June 30, 2011, compared to $175 million and $259 million, respectively, for the same periods in 2010. The decline was the result of fewer home closings for the quarter ended June 30, 2011.

Housing revenue was net of incentives of $5 million and $11 million for the three and six months ended June 30, 2011, compared to $8 million and $13 million, respectively, for the same periods in 2010. Our incentives on homes closed by reportable segment were as follows:

	Three Months Ended June 30
	2011		2010
(US$ millions)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$2	4%	$2	3%
California	1	4	3	5
Central and Eastern U.S.	2	10	3	8

	$5	5%	$8	5%

Brookfield Residential Properties Inc.	9

	Six Months Ended June 30
	2011		2010
(US$ millions)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$4	4%	$4	3%
California	4	7	6	6
Central and Eastern U.S.	3	11	3	8

	$11	6%	$13	5%

Gross margin was $55 million and $110 million for the three and six months ended June 30, 2011, compared with $80 million and $121 million, respectively, for the same periods in 2010. The decrease in gross margin is attributable primarily to lower home closings and a change in product mix for the three and six month period partially offset by the above-mentioned change in business practice in Alberta.

Canada: Land revenue was $99 million and $194 million for the three and six months ended June 30, 2011, compared with $93 million and $144 million, respectively, for the same periods in 2010. A significant portion of the increase in land revenue is due to the change in business practice in Alberta referred to above. Housing revenue was $49 million and $98 million for the three and six months ended June 30, 2011, a decrease of $32 million and $25 million, respectively, when compared to the same periods in 2010. The decrease in housing revenue is due to lower home closings for the period as a result of inclement weather delaying closings expected in the quarter. The gross margin for the three and six months ended June 30, 2011 was $53 million and $105 million, compared with $65 million and $102 million, respectively, for the same periods in 2010.

California: Land revenue was $43 million and $43 million, for the three and six months ended June 30, 2011, compared with nil and $2 million, respectively, for the same periods in 2010. The increase is a result of bulk lot sales totalling 158 lots in the three and six months ended June 30, 2011. Housing revenue was $29 million and $54 million for the three and six months ended June 30, 2011, a decrease of $33 million and $43 million, respectively, when compared to the same periods in 2010. Housing revenue decreased due to fewer home closings as a result of reduced backlog entering 2011, which for the three months ended June 30, 2011 was 57, compared to 125 for the same period in 2010. The gross margin for the three and six months ended June 30, 2011 was nil and $3 million, compared with $11 million and $16 million, respectively, for the same periods in 2010.

Central and Eastern U.S.: Land revenue was $5 million and $7 million, for the three and six months ended June 30, 2011, compared with $5 million and $10 million, respectively, for the same periods in 2010. A challenging market resulting in lower lot closings was partially offset by a change in product mix resulting in higher average land selling prices for the three and six months ended June 30, 2011. Housing revenue was $11 million and $20 million for the three and six months ended June 30, 2011, a decrease of $21 million and $19 million, respectively, when compared to the same periods in 2010. The decrease in housing revenue is due to lower home closings for the period due to a reduced backlog entering 2011 and a poor spring selling season. The gross margin for the three and six months ended June 30, 2011 was $2 million and $2 million, compared with $4 million and $3 million, respectively, for the same periods in 2010.

Selling, general and administrative expense was $19 million and $46 million for the three and six months ended June 30, 2011, compared to $26 million and $49 million, respectively, for the same periods in 2010. The general and administrative expense for the three and six months ended June 30, 2011 declined due to a decrease in the liability relating to share-based compensation plans. In addition, for the six months ended June 30, 2011, the decrease was partially offset by moderately higher employment costs and transaction costs relating to the merger. The components of the expense for the three and six months ended June 30, 2011 and 2010 are summarized as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
General and administrative expense	$17	$14	$36	$30
Sales and marketing expense	8	11	14	17
Share-based compensation	(8)	(1)	(6)	—
Change in fair value of equity swap contracts	2	2	2	2

Total	$19	$26	$46	$49

Equity in earnings from unconsolidated entities for the three and six months ended June 30, 2011 totalled $3 million and $4 million, compared to a loss of $1 million and nil, respectively, for the same periods in 2010.

10	Q2/2011 Interim Report

Other (expense) / income for the three and six months ended June 30, 2011 was expense of $1 million and $1 million, respectively, a decrease of $6 million and $8 million, respectively, when compared to the same periods in 2010. The components of other (expense) / income for the three and six months ended June 30, 2011 and 2010 are summarized as follows:

	Three Months Ended June 30		Six Months Ended June 30
(US$ millions)	2011	2010	2011	2010
Change in fair value of interest rate swap contracts	$(3)	$(2)	$(3)	$(3)
Other	2	7	2	10

Total	$(1)	$5	$(1)	$7

Home Sales Activity

Net new home orders for the three and six months ended June 30, 2011 totalled 475 units and 857 units, an increase of 101 units and 15 units, respectively, or 27% and 2% when compared to the same periods in 2010. The increase is a result of continued strong Canadian market performance partially offset by a slow spring selling season in the U.S. Average sales per community were 4.5 units per month for the second quarter of 2011 compared to 3.6 units per month for the second quarter 2010. We were selling from 35 active housing communities at June 30, 2011 compared to 35 at June 30, 2010. The net new home orders for the three and six months ended June 30, 2011 and 2010 by reportable segment were as follows:

	Three Months Ended June 30		Six Months Ended June 30
(Units)	2011	2010	2011	2010
Canada	342	247	617	557
California	72	74	139	168
Central and Eastern U.S.	41	53	81	117
Unconsolidated Entities	20	—	20	—

Total	475	374	857	842

Net new orders for any period represent the aggregate of all homes ordered by customers, net of cancellations.

Our backlog, which represents the number of new homes subject to sales contracts, at June 30, 2011 and 2010 by reportable segment was as follows:

	June 30, 2011		June 30, 2010
	Units	$ millions	Units	$ millions
Canada	601	$239	632	$195
California	68	29	98	66
Central and Eastern U.S.	64	36	83	37
Unconsolidated Entities	—	—	—	—

Total	733	$304	813	$298

We expect all 733 units of our backlog to close in 2011 and 2012, subject to future cancellations. The value of our backlog for the three and six month periods ended June 30, 2011 is higher when compared to the prior periods due to inclement spring weather resulting in delays in construction of homes, primarily in Canada.

The cancellation rates for the three and six months ended June 30, 2011 and 2010 by reportable segment were as follows:

	Three Months Ended June 30				Six Months Ended June 30
	2011		2010		2011		2010
	Units	%	Units	%	Units	%	Units	%
Canada	3	1%	1	—	3	—	8	1%
California	9	11%	17	19%	21	13%	33	17%
Central and Eastern U.S.	11	21%	14	21%	22	21%	25	18%

Total	23	5%	32	8%	46	5%	66	6%

Foreign Exchange

The foreign exchange impact on the translation of our Canadian operations to U.S. dollars was an increase of $36 million and $23 million for the three and six months ended June 30, 2011, when compared to the same period 2010. The increase relating to foreign exchange was attributable to the strong Canadian dollar against the U.S. dollar in comparison to the same period in 2010. This amount has been included in our other comprehensive income and accumulated other comprehensive income.

Brookfield Residential Properties Inc.	11

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the consolidated financial statements of our Company included elsewhere in this interim report.

Carrying Values

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, housing and land assets that we own directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. On a land project, we estimate the timing of future land sales, the estimated revenue per lot, as well as estimated margins with respect to future land sales. For the housing and land inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. We identify potentially impaired housing and land projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

All projects were reviewed for impairment charges and option write-offs for the six months ended June 30, 2011 and no impairment charges were required. This is consistent with the six months ended June 30, 2010.

The locations of the projects were reviewed as follows:

(Number of projects)
Canada	46
California	29
Central and Eastern U.S.	26

Total	101

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we estimate the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is evident. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is evident.

Capitalized Costs

Our housing and land inventory on our consolidated balance sheet includes the costs of acquiring land, development and construction costs, interest, property taxes and overhead directly related to the development of the land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot in proportion to our anticipated revenue.

12	Q2/2011 Interim Report

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with the provisions of ASC Topic 740, the Company assesses, on a quarterly basis, its ability to realize its deferred tax asset. In determining the need for a valuation allowance, the Company considers the following significant factors: an assessment of recent years’ profitability and losses, which considers the nature, frequency and severity of current and cumulative losses and its forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends). The assessment of recent years’ losses and the resulting three-year cumulative loss of the U.S. operations of the Company, together with the uncertainty in the U.S. housing market, was evidence of the need for a valuation allowance against the Company’s net U.S. deferred tax asset. Refer to Note 9 of our interim financial statements included elsewhere in this report for further discussion.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It requires that a company determine whether it is more-likely-than-not that a position will be sustained upon examination by taxation authorities, based upon the technical merits of the position. A tax position that meets the more-likely-than-not threshold is then measured to determine the amount of the tax benefit to recognize in the financial statements.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits or liabilities in income tax recovery / (expense).

Derivative Financial Instruments

We revalue our equity swap contract each reporting period. The fair value of the equity swap contract is determined based on the notional amount, share price, the number of underlying shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on June 30, 2011 and the impact to the financial statements was nominal. However, future fluctuations in share price could have a significant impact on net income.

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Recent Accounting Pronouncements

There have been no new accounting pronouncements issued that are expected to have a significant impact on the Company’s financial statements.

Liquidity and Capital Resources

Financial Position

Our assets as of June 30, 2011 totalled $2,583 million, a decrease of $53 million compared to December 31, 2010. The decrease was due primarily to the previously disclosed valuation allowance against the deferred tax asset of $76 million recorded in the first quarter of 2011. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,328 million, or approximately 90% of our total assets. Our housing and land assets include homes completed and under construction and lots ready for construction, model homes and land under and held for development.

Our project specific and other financings as of June 30, 2011 were $874 million, a decrease of $152 million from December 31, 2010. Project specific and other financings as of June 30, 2011 consisted of $680 million related to project specific financings and bank indebtedness and $194 million related to amounts drawn on facilities with subsidiaries of our largest shareholder, Brookfield Asset Management Inc. Our project specific and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed.

Interest charged under project specific and other financings include LIBOR and prime rate pricing options. As of June 30, 2011, the weighted average interest rate on our project specific and other financings was 4%.

Brookfield Residential Properties Inc.	13

The stated maturities of our project specific and other financings are as follows:

(US$ millions)	2011	2012	2013 & Beyond	Total
Canada	$69	$401	$17	$487
California	53	40	1	94
Central and Eastern U.S.	26	53	10	89
Corporate and Other	—	69	135	204

Total	$148	$563	$163	$874

The debt maturing in 2011, 2012 and 2013 onwards is expected to be repaid from home and/or lot deliveries over this period or extended. Additionally, as of June 30, 2011, we had project specific debt and bank indebtedness of $138 million that is available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Amounts due to affiliates includes $125 million on an unsecured revolving operating facility and $69 million on an unsecured revolving acquisition and operating facility, both with subsidiaries of our largest shareholder, Brookfield Asset Management Inc. The revolving operating facility matures December 2013, bears interest at LIBOR plus 3.5% and was fully drawn upon at June 30, 2011. The revolving acquisition and operating facility is in a principal amount not to exceed $100 million. This facility matures December 2012, currently bears interest at 14% and could be fully drawn upon without violation of any covenants.

Notes payable includes two promissory notes payable to Brookfield Office Properties, a C$265 million (US$275 million) senior note and a C$215 million (US$223 million) junior subordinated note. The senior note bears a fixed rate of interest of 6.5% and is payable in full on December 31, 2015 with C$50 million payable on account of principal on the last business day of 2012, 2013 and 2014, with the balance of C$115 million payable on December 31, 2015. The C$215 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020.

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes, as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

Cash from our operating activities during the six months ended June 30, 2011 totalled $4 million compared with cash provided of $90 million for the same period in 2010. For the three and six months ended June 30, 2011, 240 and 460 homes were delivered and 1,008 and 1,601 lots were sold, respectively. As a result, cash flows from operations was negatively affected by these lower home closings and lot sales.

A summary of our lots owned, excluding lot options, and their stage of development at June 30, 2011 compared with December 31, 2010 follows:

	June 30	December 31
	2011	2010
Housing units, including models	1,315	1,013
Under development and finished lots	9,999	9,377
Lots for future development	88,425	90,123

Total	99,739	100,513

Cash used by our investing activities in unconsolidated entities for the six months ended June 30, 2011 was $6 million, a decrease of $8 million when compared to the same periods in 2010. The decrease was primarily a result of an increase in distributions from unconsolidated entities, lower investments in unconsolidated entities and partially offset by increase in restricted cash.

Cash used in our financing activities for the six months ended June 30, 2011 was $1 million, compared with $84 million for the same period in 2010. The cash used in the six months ended June 30, 2011 was primarily used to pay the 2010 preferred stock dividends paid in the first quarter of 2011 and to fund the repurchase of common stock for the escrowed restricted stock plan described in Note 10(a) of the consolidated financial statements included elsewhere in this interim report.

14	Q2/2011 Interim Report

Contractual Obligations and Other Commitments

A total of $148 million of our project specific and other financings matures prior to the end of 2011. The debt maturing in 2011 is expected to be repaid from home and/or lot deliveries over this period or extended. Our net debt to total capitalization ratio as of June 30, 2011, which we define as total interest-bearing debt less cash divided by total interest-bearing debt less cash plus equity and other interests in consolidated subsidiaries was 59%, compared to 44% at December 31, 2010.

Project specific financings totalling $137 million requires Brookfield Homes Holdings Inc., an indirect wholly-owned subsidiary of our Company, to maintain a tangible net worth of at least $325 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth ratio of no greater than 2.50 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At June 30, 2011, we were in compliance with all of our project specific financing covenants. The following are computations of the most restrictive of Brookfield Homes Holdings Inc.’s tangible net worth, net indebtedness to capitalization ratio, and net indebtedness to tangible net worth debt ratio covenants:

		Actual as at
	Covenant	June 30, 2011
Tangible net worth (US$ millions)	$325	$522
Net indebtedness to capitalization	65%	38%
Net indebtedness to tangible net worth	2.50 to 1	0.82 to 1

Project specific financings totalling $47 million require Brookfield Residential U.S. Inc., an indirect wholly-owned subsidiary of our Company, to maintain a tangible net worth of at least $80 million and a debt to tangible net worth ratio of no greater than 1.25 to 1. At June 30, 2011, we were in compliance with all of our project specific financing covenants. The following are computations of Brookfield Residential U.S. Inc.’s tangible net worth and debt to tangible net worth ratio covenants:

		Actual as at
	Covenant	June 30, 2011
Tangible net worth (US$ millions)	$80	$394
Debt to tangible net worth	1.25 to 1	0.14 to 1

Bank indebtedness totalling $9 million requires Brookfield Homes Holdings Inc., an indirect wholly-owned subsidiary of our Company, to maintain a tangible net worth of at least $300 million and a net indebtedness to tangible net worth ratio of no greater than 2.50 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At June 30, 2011, we were in compliance with all of our project specific financing covenants. The following are computations of the most restrictive of Brookfield Homes Holdings Inc.’s tangible net worth and net indebtedness to tangible net worth debt ratio covenants:

		Actual as at
	Covenant	June 30, 2011
Tangible net worth (US$ millions)	$300	$522
Net indebtedness to tangible net worth	2.50 to 1	0.82 to 1

Bank indebtedness totalling $417 million requires Brookfield Residential (Alberta) LP, an indirect wholly-owned subsidiary of our Company, to maintain a minimum tangible net worth of $260 million and a debt to equity ratio of no greater than 1.75 to 1. At June 30, 2011, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

		Actual as at
	Covenant	June 30, 2011
Tangible net worth (US$ millions)	$260	$397
Debt to equity	1.75 to 1	1.07 to 1

Bank indebtedness totalling $19 million requires Brookfield Homes (Ontario) Limited, an indirect wholly-owned subsidiary of our Company, to maintain a minimum tangible net worth of $83 million and a debt to tangible net worth ratio of no greater than 2.00 to 1. At June 30, 2011, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes (Ontario) Limited’s tangible net worth and debt to tangible net worth covenants:

		Actual as at
	Covenant	June 30, 2011
Tangible net worth (US$ millions)	$83	$107
Debt to tangible net worth	2.00 to 1	0.91 to 1

Brookfield Residential Properties Inc.	15

At June 30, 2011, our revolving operating facility with a subsidiary of Brookfield Asset Management Inc. required Brookfield Homes Corporation, an indirect wholly-owned subsidiary of our Company, to maintain minimum shareholders’ equity of $300 million and a consolidated net debt to book capitalization ratio of no greater than 70%. At June 30, 2011, we were in compliance with all of our covenants. The following are computations of Brookfield Homes Corporation’s minimum stockholders’ equity and net debt to capitalization ratio covenants:

		Actual as at
	Covenant	June 30, 2011
Minimum stockholders’ equity (US$ millions)	$300	$467
Net debt to capitalization	70%	47%

At June 30, 2011, our notes payable due to Brookfield Office Properties Inc. required Brookfield Residential Properties Inc. to maintain minimum shareholders’ equity of $750 million and a consolidated net debt to capitalization ratio of no greater than 65%. At June 30, 2011, we were in compliance with all of our covenants relating to notes payable. The following are computations of Brookfield Residential’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

		Actual as at
	Covenant	June 30, 2011
Minimum shareholders’ equity (US$ millions)	$750	$929
Net debt to capitalization	65%	59%

A summary of our contractual obligations and purchase agreements as of June 30, 2011 are as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
Project specific and other financings (1)	$874	$148	$713	$6	$7
Operating lease obligations (2)	31	4	11	7	9
Purchase agreements (3)	77	8	62	7	—

Total (4)	$982	$160	$786	$20	$16

(1)	Amounts are included on the consolidated balance sheets. See Note 6 to the Consolidated Financial Statements for additional information regarding project specific and other financings and related matters.
(2)	Amounts relate to non-cancelable operating leases involving office space, design centres and model homes.
(3)	Amounts represent our expected acquisition of land under options or purchase agreements. See Note 14 to the Consolidated Financial Statements for additional information regarding purchase agreements.
(4)	Amounts do not include interest due to the floating nature of our debt. See Note 6 to the Consolidated Financial Statements for additional information regarding our floating rate debt.

Shareholders’ Equity

At August 10, 2011, 99,342,718 common shares and 70,002 preferred shares were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and employees are granted options to purchase Brookfield Residential shares. Each option granted can be exercised for one common share. At August 10, 2011, 3,173,426 options were outstanding under the stock option plan.

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we use land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land holdings. As of June 30, 2011, we had $57 million of primarily non-refundable option deposits and advanced costs. The total exercise price of these options was $190 million. Pursuant to the guidance now incorporated in ASC Topic 810 Consolidation, as described in Note 2 to our consolidated financial statements included elsewhere in this interim report, we have consolidated $16 million of these option contracts where we consider we have the majority economic interest in the assets held under the options. Please refer to Note 2 of our consolidated financial statements included elsewhere in this interim report for additional information about our lot options.

We also own 3,611 lots and control under option 2,351 lots through our proportionate share of unconsolidated entities. As of June 30, 2011, our investment in unconsolidated entities totalled $136 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of June 30, 2011, we had completion guarantees of $5 million and limited maintenance guarantees of $12 million with respect to debt in our unconsolidated entities. During the six months ended June 30, 2011, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our consolidated financial statements included elsewhere in this interim report for additional information about our investments in unconsolidated entities.

16	Q2/2011 Interim Report

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of June 30, 2011, we had $54 million in letters of credit outstanding and $179 million in performance bonds for these purposes. The costs to complete related to our letters of credit and performance bonds are $31 million and $92 million, respectively.

Transactions Between Related Parties

There are agreements among our affiliates to which we are a party or subject to including a name license, the lease of office space, two unsecured revolving credit facilities, two notes payables and certain guarantee and indemnity agreements. Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions during the period ended June 30, 2011 were:

•

Notes payable of $498 million (December 31, 2010 – nil) are due to Brookfield Office Properties. The notes consist of a C$265 million senior unsecured promissory note and a C$215 million junior unsecured promissory note. For the three and six months ended June 30, 2011, interest of $9 million and $9 million, respectively (2010 – nil and nil, respectively) was incurred relating to this facility.

•

Unsecured revolving operating facility in the aggregate principal amount of $125 million (December 31, 2010 – $100 million) with a subsidiary of Brookfield Asset Management Inc. For the three and six months ended June 30, 2011, interest of $1 million and $2 million, respectively (2010 – $1 million and $2 million, respectively) was incurred relating to this facility.

•

Unsecured operating and acquisition facility in the aggregate principal amount of $69 million (December 31, 2010 – $60 million) with a subsidiary of Brookfield Asset Management Inc. For the three and six months ended June 30, 2011, interest of $3 million and $6 million, respectively, (2010 – $1 million and $3 million, respectively) was incurred relating to this facility.

•

A subsidiary of the Company entered into an agreement to purchase two million common shares of the Company from Brookfield Asset Management Inc. in order to fund an escrowed restricted stock plan without dilution to shareholders on June 23, 2011. The total consideration relating to the purchase of the shares was $19 million (2010 – nil).

In addition, one of our directors, Robert Stelzl, serves as a director of a company affiliated with us.

Quantitative and Qualitative Disclosures about Market Risk

Exchange Rates

We conduct business in both Canadian and U.S. dollars, so we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies.

We have operations with a Canadian dollar functional currency, whose net assets are exposed to foreign currency translation risk. This currently is managed in part through our Canadian dollar denominated debt as a hedge against these operations. As at June 30, 2011, C$480 million of debt was designated in this manner.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. In addition, at June 30, 2011, we had interest rate swap contracts totalling $150 million at an average rate of 5% per annum. Based on our net debt levels as of June 30, 2011, a 1% change in interest rates would have either a negative or positive effect of approximately $6 million on our cash flows.

Our interest rate swaps are not designed as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our consolidated statements of operations. As of June 30, 2011, the fair value of the interest rate swaps totalled a liability of $14 million.

Brookfield Residential Properties Inc.	17

Consolidated Financial Statements

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		(Unaudited)
		June 30	December 31
	Note	2011	2010
Assets
Land and housing inventory	2	$2,192,157	$2,193,947
Investments in unconsolidated entities	3	136,585	137,203
Receivables and other assets	4	233,963	217,972
Restricted cash	5	18,048	7,366
Cash		2,165	4,345
Deferred income tax assets	9	—	75,225

		$2,582,918	$2,636,058

Liabilities and Equity
Project specific and other financings	6	$873,797	$1,025,339
Notes payable	7	498,235	—
Accounts payable and other liabilities	8	234,210	288,456
Deferred income tax liabilities	9	13,609	—

Total liabilities		1,619,851	1,313,795

Other interests in consolidated subsidiaries	11	34,117	42,461
Preferred shares – 70,002 shares issued and outstanding (December 31, 2010 – 9,995,739 shares issued)	12	1,748	288,065
Common shares – 99,342,718 shares issued and outstanding (December 31, 2010 – 53,808,461 shares issued)	12	93,383	183,803
Additional paid-in-capital		401,040	151,617
Treasury stock, at cost	12	—	(110,807)
Retained earnings	12	345,497	692,855
Non-controlling interest	11	5,818	6,456
Accumulated other comprehensive income		81,464	67,813

		928,950	1,279,802

		$2,582,918	$2,636,058

Commitments, contingent liabilities and other	14
Guarantees	15

See accompanying notes to financial statements

18	Q2/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		(Unaudited)
		Three Months Ended June 30		Six Months Ended June 30
	Note	2011	2010	2011	2010
Revenue
Land		$146,902	$97,966	$243,481	$155,943
Housing		88,640	175,159	172,191	258,584

		235,542	273,125	415,672	414,527

Direct Cost of Sales
Land		(104,204)	(52,046)	(157,310)	(81,556)
Housing		(76,498)	(141,355)	(148,253)	(211,753)

		(180,702)	(193,401)	(305,563)	(293,309)
Selling, general and administrative expense		(19,237)	(25,596)	(45,594)	(48,758)
Equity in earnings / (loss) from unconsolidated entities	3	3,022	(743)	3,941	(61)
Depreciation		(886)	(731)	(1,872)	(1,620)
Interest expense		(10,886)	—	(14,166)	—
Other (expense) / income	14(c)	(650)	4,600	(276)	6,939

Income Before Income Taxes		26,203	57,254	52,142	77,718
Income tax expense		(7,366)	(17,908)	(91,071)	(21,901)

Net Income / (Loss)		18,837	39,346	(38,929)	55,817

Other Comprehensive Income
Foreign currency translation		284	(35,566)	13,651	(9,021)

Comprehensive Income / (Loss)		$19,121	$3,780	$(25,278)	$46,796

Net income / (loss) attributable to:
Brookfield Residential		$19,267	$39,216	$(37,716)	$56,963
Non-controlling interests and other interests in consolidated subsidiaries	11	(430)	130	(1,213)	(1,146)

		$18,837	$39,346	$(38,929)	$55,817

Comprehensive Income / (Loss) Attributable to:
Brookfield Residential		$19,551	$3,650	$(24,065)	$47,942
Non-controlling interests and other interests in consolidated subsidiaries		(430)	130	(1,213)	(1,146)

		$19,121	$3,780	$(25,278)	$46,796

Common Shareholders Earnings / (Loss) per Share
Basic	13	$0.19	$0.34	$(0.37)	$0.46
Diluted	13	$0.19	$0.34	$(0.37)	$0.46
Weighted Average Common Shares Outstanding (in thousands)
Basic	13	101,187	101,343	101,187	101,343
Diluted	13	101,356	101,540	101,187	101,540

See accompanying notes to financial statements

Brookfield Residential Properties Inc.	19

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Six Months Ended June 30
	2011	2010
Preferred Shares
Opening balance	$288,065	$288,171
Conversion of preferred shares upon merger transaction	(286,317)	—

Ending balance	1,748	288,171

Common Shares
Opening balance	183,803	96,813
Issuance of common shares	—	20,000
Elimination of treasury stock upon merger transaction	(110,700)	—
Preferred shares converted to common shares upon merger transaction	38,838	—
Purchase of common shares for escrowed stock plan	(18,558)	—

Ending balance	93,383	116,813

Additional Paid-in-Capital
Opening balance	151,617	150,406
Share-based compensation costs	1,943	428
Conversion of preferred shares upon merger transaction	247,480	—

Ending balance	401,040	150,834

Treasury Stock
Opening balance	(110,807)	(166,113)
Preferred share dividends	—	55,213
Stock option exercises	107	93
Cancellation of treasury stock upon merger transaction	110,700	—

Ending balance	—	(110,807)

Retained Earnings
Opening balance	692,855	887,356
Net (loss) / income attributable to Brookfield Residential	(37,716)	56,963
Preferred share dividends	(109)	(10,000)
Conversion of equity to notes payable	(493,929)	—
Issuance of equity for notes receivable	200,000	—
Treasury stock issued	—	(45,213)
(Distributions) / contributions	(15,604)	412

Ending balance	345,497	889,518

Accumulated Other Comprehensive Income / (Loss)
Opening balance	67,813	32,604
Other comprehensive income / (loss)	13,651	(9,021)

Ending balance	81,464	23,583

Total Brookfield Residential Properties Inc. Equity	$923,132	$1,358,112

Non-controlling Interest
Opening balance	$6,456	$16,105
Net income / (loss) attributable to non-controlling interest	85	(1,620)
(Distributions) / contributions	(723)	229
Non-controlling interest acquired	—	(8,300)

Ending balance	$5,818	$6,414

Total Equity	$928,950	$1,364,526

See accompanying notes to financial statements

20	Q2/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Six Months Ended June 30
	2011	2010
Cash Flows From / (Used in) Operating Activities
Net income / (loss)	$(38,929)	$55,817
Adjustments to reconcile net income / (loss) to net cash from operating activities:
Undistributed income from unconsolidated entities	(3,710)	52
Deferred income taxes	88,834	11,407
Non-cash interest converted into equity	1,674	—
Share-based compensation costs	1,943	428
Depreciation	1,872	1,620

Changes in operating assets and liabilities:
(Increase) / decrease in receivables and other assets	(35,492)	44,923
Decrease in housing and land inventory	54,663	8,259
Change in restricted cash	(1,431)	—
Decrease in accounts payable and other liabilities	(64,951)	(32,881)
Other	(306)	180

Net cash provided by operating activities	4,167	89,805

Cash Flows (Used in) / From Investing Activities
Investments in unconsolidated entities	(5,837)	(12,580)
Distributions from unconsolidated entities	9,440	6
Change in restricted cash	(9,251)	(1,280)

Net cash used in investing activities	(5,648)	(13,854)

Cash Flows (Used in) Financing Activities
Net drawings / (repayments) under project specific and other financings	36,097	(80,443)
Net distributions to noncontrolling interest and other interests in consolidated subsidiaries	(4,451)	(1,764)
Exercise of stock options	107	93
Purchase of common shares for escrowed stock plan	(19,280)	—
Dividends paid to preferred shareholders	(9,992)	—
Distributions	(5,612)	(2,043)
Other	2,432	483

Net cash used in financing activities	(699)	(83,674)

Decrease in cash and cash equivalents	(2,180)	(7,723)
Cash and cash equivalents at beginning of period	4,345	8,015
Foreign exchange on cash	—	(66)

Cash and cash equivalents at end of period	$2,165	$226

Supplemental Cash Flow Information
Interest paid	$(35,291)	$(32,825)
Income taxes recovered	$2,726	$43,621

See accompanying notes to financial statements

Brookfield Residential Properties Inc.	21

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a) Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division and the merger of Brookfield Homes Corporation (“Brookfield Homes”) with a subsidiary of the Company (such transactions collectively referred to as the “merger”). This transaction was deemed to take place between entities under common control and, as a result, has been accounted for as continuity of interest using the carried amount of assets and liabilities of both Brookfield Office Properties’ residential land and housing division and Brookfield Homes for comparative purposes. The Company began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP” on April 1, 2011. The Company maintains a head office at 4906 Richard Road S.W., Calgary, Alberta, T3E 6L1.

These unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated accounts of Brookfield Residential and its subsidiaries and investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. In the opinion of management, all adjustments necessary for fair presentation of the accompanying unaudited consolidated financial statements have been made.

The Company historically has experienced, and expects to continue to experience, variability in quarterly results. The consolidated statements of operations for the three and six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the full year. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

(b) Land and Housing Inventory

(i) Revenue recognition: Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is evident. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is evident.

(ii) Carrying values: In accordance with the Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, housing and land assets the Company owns directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory, the Company estimates the cash flow for the life of each project. Specifically, on a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. On a land project, the Company estimates the timing of future land sales, the estimated revenue per lot, as well as estimated margins with respect to future land sales. For the housing and land inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. Management identifies potentially impaired housing and land projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

22	Q2/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(iii) Capitalized costs: Capitalized costs include the costs of acquiring land, development and construction costs, interest, property taxes and overhead related to the development of land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot in proportion to the Company’s anticipated revenue.

(c) Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(d) Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

(e) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(f) Restricted Cash

Restricted cash includes cash held on deposit with a financial institution in the form of collateral, required by terms outlined in the total return swap transaction entered into by the Company and the cash collateralization of development letters of credit at the completion of the merger. It also includes cash held in trust due to timing of housing sales that close at or near the end of the reporting period.

(g) Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with the provisions of ASC Topic 740, the Company assesses, on a quarterly basis, its ability to realize its deferred tax asset. In determining the need for a valuation allowance, the Company considers the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency and severity of current and cumulative losses and its forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends). The assessment of recent years’ losses and the resulting three-year cumulative loss of the U.S. operations of the Company together with the uncertainty in the U.S. housing market was evidence of the need for a valuation allowance against its net U.S. deferred tax asset. See Note 9 for further discussion.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement affiliates for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It requires that a company determine whether it is more-likely-than-not that a position will be sustained upon examination by taxation authorities, based upon the technical merits of the position. A tax position that meets the more-than-likely-not threshold is then measured to determine the amount of the tax benefit to recognize in the financial statements.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits or liabilities in income tax expense.

(h) Share-Based Compensation

The Company accounts for stock option grants and deferred share unit grants in accordance with ASC Topic 718 Compensation-Stock Compensation. All stock options granted have exercise prices equal to the market value of the common shares on the date of the grant, determined in accordance with the plans. Participants in the option plan can exercise their options to purchase shares at the exercise price. The option to elect to receive cash equal to the difference between the exercise price and the current market price was eliminated in 2009 in conjunction with the modification of the Brookfield Homes stock option plan.

Brookfield Residential Properties Inc.	23

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital in 2011 as a result of an amendment to existing stock option awards made under the Brookfield Homes 2002 stock option plan and the approval and adoption of the Brookfield Residential stock option plan. In prior years, options were recorded in accounts payable and other liabilities. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 10 “Share-Based Compensation” for further discussion.

(i) Other Comprehensive Income

The Company adheres to U.S. GAAP reporting requirements with respect to the presentation and disclosure of other comprehensive income. Any foreign exchange gains or losses are recorded in comprehensive income for each of the periods presented.

(j) Earnings / (Loss) Per Share

Earnings / (loss) per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings / (loss) per share is calculated by dividing net earnings / (loss) attributable to Brookfield Residential by the weighted average number of common shares outstanding for the year. Diluted earnings / (loss) per share is calculated by dividing net income / (loss) less preferred share dividends by the average number of common shares outstanding including all dilutive potentially issuable shares under various stock option plans.

(k) Advertising Costs

The Company expenses advertising costs as incurred. For the three and six months ended June 30, 2011, the Company incurred advertising costs of $7.8 million and $14.2 million, respectively (2010 – $10.9 million and $17.4 million, respectively.)

(l) Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(m) Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impacts the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “Housing and land inventory,” with the interests of others included in accounts payable and other liabilities. See Notes 2 and 3 for further discussion on the consolidation of land option contracts and unconsolidated entities.

(n) Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815, Derivatives and Hedging. ASC Topic 815 requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on

24	Q2/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in the current earnings during the period of change. Income and/or expense from interest rate swaps are recognized as an adjustment to other (expense) / income. The Company accounts for income and expense from interest rate swaps over the period to which the payments and/or receipts relate.

(o) Recent Accounting Pronouncements

There have been no new accounting pronouncements issued that are expected to have a significant impact on the Company’s financial statements.

(p) Reclassification

Certain prior period amounts in the consolidated balance sheets have been reclassified to conform with the June 30, 2011 presentation. Specifically, consolidated land inventory not owned, which had previously been shown as a separate line, is now shown as a component of housing and land inventory. Other revolving financings, which had previously been shown as a separate line, are now shown as a component of project specific and other financings. These reclassifications had no impact on the Company’s results from operations.

Note 2. Land and Housing Inventory

Land and housing inventory includes homes completed and under construction and lots ready for construction, model homes and land under and held for development which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders. The following summarizes the components of housing and land inventory:

	June 30	December 31
	2011	2010
Land and land under development	$1,918,211	$1,974,497
Housing inventory	246,288	190,882
Model homes	27,658	28,568

Total	$2,192,157	$2,193,947

The Company capitalizes interest which is expensed as housing units and building lots are sold. For the three and six months ended June 30, 2011, interest incurred and capitalized by the Company was $10.6 million and $20.4 million, respectively (2010 – $11.5 million and $24.6 million, respectively). Capitalized interest expensed as direct cost of sales for the same periods was $18.5 million and $31.3 million, respectively (2010 – $13.9 million and $23.7 million, respectively).

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions and the Company will advance deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $24.8 million (December 31, 2010 – $25.2 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $24.8 million (December 31, 2010 – $25.2 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company financial information related to the VIE, certain assumptions by the Company were required in its assessment as to whether or not it is the primary beneficiary.

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $56.9 million (December 31, 2010 – $49.5 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810 Consolidation. The total exercise price of these options is $190.0 million (December 31, 2010 – $151.6 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities and their respective dates of expiry and aggregate exercise prices follow:

	Number of Lots	Total Exercise Price
Year of Expiry
2011	17	$4,055
2012	30	7,155
Thereafter	6,181	178,809

	6,228	$190,019

Brookfield Residential Properties Inc.	25

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Investments in unconsolidated entities include $23.4 million of the Company’s share of non-refundable deposits and other entitlement costs in connection with 2,351 lots under option. The Company’s share of the total exercise price of these options is $114.5 million.

The Company holds agreements for a further 4,878 acres of longer-term land, with non-refundable deposits and other entitlement costs of $6.1 million, which is included in housing and land inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $59.6 million. However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3. Investments in Unconsolidated Entities

The Company participates in 14 unconsolidated entities in which it has less than a controlling interest. Summarized condensed financial information on a combined 100% basis of the unconsolidated entities follows:

	June 30	December 31
	2011	2010
Assets
Land and housing	$328,924	$320,170
Other assets	9,111	8,009

	$338,035	$328,179

Liabilities and Equity
Project specific financings	$45,883	$33,173
Accounts payable and other liabilities	23,626	22,371
Equity
Brookfield Residential’s interest	136,585	137,203
Others’ interest	131,941	135,432

	$338,035	$328,179

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Revenue and Expenses
Revenue	$1,664	$4,910	$18,514	$8,050
Cost of sales	(1,917)	(5,569)	(17,422)	(9,962)
Other income / (expense)	5,591	(1,023)	6,924	3,027

Net income / (loss)	$5,338	$(1,682)	$8,016	$1,115

Brookfield Residential’s share of net income / (loss)	$3,022	$(743)	$3,941	$(61)

In reporting the Company’s share of net income, all inter-company profits or losses from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities. For the three and six months ended June 30, 2011, the difference between the Company’s share of the net income of its investments in unconsolidated entities and equity in earnings from unconsolidated entities primarily arises from differences in accounting policies followed by unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810 Consolidation.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt in its unconsolidated entities. At June 30, 2011, the Company had completion guarantees of $5.1 million (December 31, 2010 – nil) and limited maintenance guarantees of $11.7 million (December 31, 2010 – $13.8 million) with respect to debt in its unconsolidated entities.

26	Q2/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 4. Receivables and Other Assets

The components of receivables and other assets included in the Company’s balance sheets are summarized as follows:

	June 30	December 31
	2011	2010
Receivables	$205,693	$179,423
Other assets	28,270	38,549

	$233,963	$217,972

The components of receivables included in the Company’s balance sheets are summarized as follows:

	June 30	December 31
	2011	2010
Taxes receivable	$40	$3,288
Proceeds and escrow receivables	3,237	4,943
Notes receivable	—	19,000
Miscellaneous receivables	22,948	30,872
Refundable deposit	1,670	989
Development recovery receivables	82,211	83,404
Real estate receivables	95,587	36,927

	$205,693	$179,423

The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain Metro Districts and developers whereby the Company has undertaken to put in place the infrastructure costs for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 1% to 6%. The fair value of these receivables is determined by discounting contractual principal and interest payments, where required, at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and credit spreads for instruments with similar terms and risk.

Real estate receivables include vendor take back (“VTB”) mortgages receivable. The VTB collection terms range from one to three years and bear interest at different amounts including Canadian prime plus 3% and fixed interest rates of 6%. As at June 30, 2011, and as at December 31, 2010, the VTB receivable totalled $95.2 million and $33.8 million, respectively.

As at June 30, 2011 and December 31, 2010, allowances of $1.1 million and $5.2 million, respectively, have been included in the totals above.

The components of other assets included in the Company’s balance sheets are summarized as follows:

	June 30	December 31
	2011	2010
Prepaid expenses	$3,033	$1,963
Capital assets	13,732	13,762
Non-refundable earnest funds and investigation fees	10,218	19,721
Swap contracts (Note 14 (c) and (d))	406	2,238
Other	881	865

	$28,270	$38,549

Included in capital assets is accumulated amortization of $8.6 million (December 31, 2010 – $8.5 million).

Note 5. Restricted Cash

At June 30, 2011, the Company had restricted cash of $18.0 million (December 31, 2010 – $7.4 million). $7.4 million relates to a total return swap transaction the Company entered into during 2010. The total return swap requires the Company to maintain cash deposits of $7.4 million (December 31, 2010 – $7.4 million) as collateral equivalent to 782,483 shares at $9.39 per share, the prevailing share price at the date of the transaction (see Note 14(d).) $9.2 million (December 31, 2010 – nil) relates to cash collateralization of development letters of credit. The remaining amount of $1.4 million (December 31, 2010 – nil) relates to cash held in trust due to timing of housing sales that closed during the six month period ended June 30, 2011.

Brookfield Residential Properties Inc.	27

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 6. Project Specific and Other Financings

Project specific and other financings consist of the following:

	June 30	December 31
	2011	2010
Project specific financings	$234,830	$239,614
Bank indebtedness	444,967	421,685
Due to affiliates	194,000	364,040

	$873,797	$1,025,339

(a) Project Specific Financings

Project specific financings of $234.8 million (December 31, 2010 – $239.6 million) are revolving in nature, bear interest at floating rates with a weighted average rate of 3.90% as at June 30, 2011 (December 31, 2010 – 3.93%) and are secured by housing and land inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt outstanding and the related interest rates applicable on that date. As at June 30, 2011, the Company was in compliance with all covenants related to project specific financing.

Project specific financings mature as follows: 2011 – $90.7 million; 2012 – $115.2 million; 2013 – $16.4 million; and 2014 and onwards – $12.5 million.

$137.2 million (December 31, 2010 – $171.8 million) of the Company’s project specific financings require Brookfield Homes Holdings Inc., an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325.0 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth of no greater than 2.50 to 1.

$46.5 million (December 31, 2010 – $48.3 million) of project specific financings has floating interest rates ranging from the lower of prime less 0.50% to prime plus 3.25%, with some facilities having a floor of 4.50% to 5.25%. The remainder of this debt bears fixed interest rates ranging from 5.5% to 6.0% and is secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential U.S. Inc., an indirect wholly-owned subsidiary of the Company, to maintain a minimum net worth of $80.0 million and a debt to net tangible worth ratio of not greater than 1.25:1.

$51.2 million (December 31, 2010 – $19.5 million) of project specific financings consist of eleven secured VTB loans relating to Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$42.8 million (US$51.2 million) (December 31, 2010 – C$19.5 million (US$19.5 million)). The debt relates primarily to VTB mortgages for raw land purchases. The interest rate on this debt related to land held for future development ranges from 3.25% to 6.00% and the debt is secured by related lands. As at June 30, 2011, these borrowings have not been subject to financial covenants.

(b) Bank Indebtedness

The Company has four secured credit facilities and one unsecured credit facility totaling $445.0 million. The secured facilities are repayable in Canadian dollars in the amount of C$420.0 million (US$436.0 million) at June 30, 2011 (December 31, 2010 – C$421.0 million (US$421.7 million)). These facilities allow the Company to borrow up to approximately C$533.5 million (US$553.7 million) as at June 30, 2011 (December 31, 2010 – C$516.5 million (US$517.4 million)). The credit facilities bear interest between Canadian prime plus 0.50% and prime plus 1.65% for any outstanding operating indebtedness and are repayable on demand with a term out period ranging from 120 to 364 days. The bank indebtedness on the secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over all of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

The facilities relating to Brookfield Residential (Alberta) LP contain a minimum net worth requirement of C$250.0 million (US$259.5 million) and a debt to equity covenant of not greater than 1.75:1 that the limited partnership is subject to. The facility relating to Brookfield Homes (Ontario) Limited contains two covenants: a minimum debt to tangible net worth ratio of 2.0:1 and a net worth requirement of C$80.0 million (US$83.0 million). As at June 30, 2011, the Company was in compliance with all covenants related to bank indebtedness.

28	Q2/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The unsecured credit facility is repayable in U.S. dollars in the amount of $9.0 million at June 30, 2011 (December 31, 2010 – nil). The facility allows the Company to borrow up to $10.0 million as at June 30, 2011 (December 31, 2010 – nil). The credit facility bears an interest rate of LIBOR plus 3%. The facility requires Brookfield Homes Holdings Inc., an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300.0 million, and a net indebtedness to tangible net worth of no greater than 2.50 to 1. As at June 30, 2011, the Company was in compliance with all covenants related to bank indebtedness.

(c) Due to Affiliates

Due to affiliates of $194.0 million (December 31, 2010 – $364.0 million) consists of amounts drawn on two unsecured revolving credit facilities due to subsidiaries of the Company’s largest shareholder, Brookfield Asset Management Inc., and one unsecured facility due to a subsidiary of Brookfield Office Properties that was eliminated on completion of the merger transaction but had a balance of $204.0 million at December 31, 2010.

The revolving operating facility of $125.0 million is in a principal amount not to exceed $125.0 million, matures December 2013 and bears interest at LIBOR plus 3.5% per annum. During the three and six months ended June 30, 2011, interest of $1.0 million and $1.9 million, respectively, (2010 – $1.0 million and $1.9 million, respectively) was incurred related to this facility.

The revolving acquisition and operating facility of $69.0 million is in a principal amount not to exceed $100.0 million, matures December 2012 and currently bears interest at 14% per annum. This facility is available for the acquisition of land and housing assets and for operations. During the three and six months ended June 30, 2011, interest of $2.7 million and $5.5 million, respectively, (2010 – $1.0 million and $2.8 million, respectively) was incurred related to this facility.

The covenants with respect to these facilities are to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 70%. As of June 30, 2011, the Company was in compliance with all covenants relating to amounts due to affiliates.

Note 7. Notes Payable

The Company has two promissory notes payable to Brookfield Office Properties, a C$265.0 million (US$275.1 million) senior note and a C$215.0 million (US$223.1 million) junior subordinated note. The senior note bears a fixed rate of interest of 6.5% and is payable in full on December 31, 2015 with C$50.0 million to be paid on account of principal on the last business day of 2012, 2013 and 2014, with the balance of C$115.0 million to be paid on December 31, 2015. The C$215.0 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020.

The covenants with respect to these notes payable are for Brookfield Residential Properties Inc. to maintain total equity of $750.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of June 30, 2011, the Company was in compliance with both covenants relating to notes payable.

Note 8. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s balance sheets are summarized as follows:

	June 30	December 31
	2011	2010
Trade payables and other accruals	$61,440	$81,178
Warranty costs (Note 14 (b))	10,700	12,166
Customer deposits	35,607	47,559
Share-based compensation (Note 10)	5,813	8,076
Accrued and deferred compensation	14,445	33,857
Swap contracts (Note 14 (c) and (d))	14,032	15,206
Loans from other interests in consolidated subsidiaries	13,608	14,168
Consolidated land option contracts	24,752	25,206
Development costs payable	53,813	51,040

	$234,210	$288,456

Brookfield Residential Properties Inc.	29

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The temporary differences that give rise to the net deferred tax asset are as follows:

	June 30	December 31
	2011	2010
Differences relating to properties	$9,517	$16,331
Compensation deductible for tax purposes when paid	5,439	8,687
Differences relating to derivative instruments	5,178	4,927
Loss carry-forward	60,347	45,317
Other	(18,914)	(37)

Deferred income tax assets	61,567	75,225
Valuation allowance	(75,176)	—

Deferred tax (liabilities) / asset	$(13,609)	$75,225

In accordance with the provisions of ASC Topic 740 Income Taxes, the Company assesses, at each reporting period, its ability to realize its deferred tax asset on a jurisdictional basis. The Company’s assessment of recent years’ losses and the resulting three-year cumulative loss from the U.S. operations, together with the uncertainty of the U.S. housing market, is evidence of the need for a valuation allowance against its net U.S. deferred tax asset. The valuation allowance amounted to $75.2 million as at June 30, 2011 (December 31, 2010 – nil). The Company does not believe a valuation allowance against the Canadian deferred tax asset is necessary.

Note 10. Share-Based Compensation

(a) Option Plan

As a result of the merger transaction, the outstanding options of Brookfield Homes were exchanged for options under the Company’s share plan exercisable upon the same terms and conditions as under the Brookfield Homes share plans. At March 31, 2011, the in-the-money Brookfield Homes options were converted at the merger exchange ratio of 0.76490053 Brookfield Residential options for each Brookfield Homes option. The out-of-the-money Brookfield Homes options were cancelled and replaced with new options of Brookfield Residential with an equivalent Black-Scholes value. All values and disclosures below relating to Brookfield Homes’ options have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

Brookfield Residential grants options to purchase shares at the market price of the shares on the day the options are granted, determined in accordance with the stock option plan. The fair value of the Company’s stock option awards is estimated at the grant date using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards are expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s and Brookfield Homes Corporation’s common shares. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the stock option award granted. The Company uses historical data obtained from Brookfield Residential and Brookfield Homes to estimate stock option exercises and forfeitures within its valuation model. The expected term of stock option awards granted for some participants is derived from historical exercise experience under the Company’s stock option plan and represents the period of time that stock option awards granted are expected to be outstanding.

During the three and six months ended June 30, 2011, Brookfield Residential granted a total of 1,075,000 and 1,618,380 new share options, respectively (June 30, 2010 – nil and 217,997, respectively) to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s stock options granted during the six months ended June 30, 2011 and June 30, 2010 are as follows:

	June 30, 2011	June 30, 2010
Dividend yield	0%	0%
Volatility rate	75%	66%
Risk-free interest rate	2.83%	3.69%
Expected option life (years)	7.5	7.5

30	Q2/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The total compensation cost recognized in income relating to the Company’s stock options during the three and six months ended June 30, 2011 was an expense of $1.4 million and $1.9 million, respectively (June 30, 2010 – $0.3 million and $0.4 million, respectively). The following tables set out the number of common shares that employees of the Company may acquire under options granted under the Company’s stock option plan at June 30, 2011 and June 30, 2010:

	June 30, 2011
		Total Weighted
	Total	Average per Share
	Shares	Exercise Price
Outstanding, December 31, 2010	2,017,043	$12.92
Granted	1,618,380	$12.19
Exercised	(34,421)	$3.09
Cancelled	(427,576)	$41.52

Outstanding, June 30, 2011	3,173,426	$8.80

Options exercisable at June 30, 2011	172,868	$4.72

	June 30, 2010
		Total Weighted
	Total	Average per Share
	Shares	Exercise Price
Outstanding, December 31, 2009	1,713,011	$13.35
Granted	217,997	$9.60
Exercised	(29,066)	$3.22

Outstanding, June 30, 2010	1,901,942	$13.06

Options exercisable at June 30, 2010	542,314	$25.70

At June 30, 2011, the aggregate intrinsic value of options currently exercisable is $4.1 million (June 30, 2010 – $1.4 million) and the aggregate intrinsic value of options outstanding is $0.2 million (June 30, 2010 – $2.3 million.)

A summary of the status of the Company’s unvested options included in equity as of June 30, 2011 and changes during the six months ended June 30, 2011 are as follows:

	June 30, 2011
	Shares	Weighted Average Fair Value Per Share
Unvested options outstanding, December 31, 2010	1,629,238	$3.26
Granted	1,618,380	$8.90
Vested	(178,222)	$2.66
Cancelled	(68,838)	$0.53

Unvested options outstanding, June 30, 2011	3,000,558	$6.44

A summary of the status of the Company’s unvested options included in equity as of June 30, 2010 and changes during the six months ended June 30, 2010 are as follows:

	June 30, 2010
	Shares	Weighted Average Fair Value Per Share
Unvested options outstanding, December 31, 2009	1,388,906	$1.97
Granted	217,997	$6.54
Vested	(288,979)	$1.78
Exercised	(22,947)	$2.34

Unvested options outstanding, June 30, 2010	1,294,977	$2.80

Brookfield Residential Properties Inc.	31

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

At June 30, 2011, there was $15.7 million (June 30, 2010 – $2.8 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 4.57 years (June 30, 2010 – 3.80 years).

In June 2011, the Company established an escrowed stock plan which allows certain executives to increase ownership of Brookfield Residential common shares. Under the escrowed plan, a private company was capitalized with common shares (the “escrowed shares”) and preferred shares issued to Brookfield Residential for cash proceeds. The proceeds were used to purchase 2.0 million Brookfield Residential common shares from Brookfield Asset Management Inc. with 75% of the escrowed shares granted to an executive. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of common shares issued from treasury of the Company, based on the market value of common shares at the time of exchange.

(b) Deferred Share Unit Plan

Brookfield Homes had a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors could, at their option, receive all or a portion of their annual bonus awards or retainers, respectively, in the form of deferred share units. Brookfield Homes could also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, Brookfield Homes had a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees received a portion of their annual compensation in the form of deferred share units. At March 31, 2011, as a result of the merger transaction, the outstanding deferred share units of Brookfield Homes’ issued under the DSUP and MDSUP were exchanged for deferred share units of Brookfield Residential deferred share units at the merger exchange ratio of 0.76490053. All values and disclosures below relating to Brookfield Homes’ DSUPs and MDSUPs have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

As of June 30, 2011, 1,849,214 of the Company’s deferred units were outstanding, 510,388 were vested and 1,338,826 vest over the next five years. Of the 1,849,214 outstanding deferred share units, 36,647 are outstanding under the MDSUP.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees of may redeem under the Brookfield Residential’s DSUP and MDSUP at June 30, 2011:

June 30, 2011
Outstanding, December 31, 2010	723,745
Granted	1,295,270
Redeemed	(169,801)

Outstanding, June 30, 2011	1,849,214

Deferred share units vested at June 30, 2011	510,388

As of June 30, 2010, 723,747 of the Company’s deferred units were outstanding, 411,080 were vested and 256,544 vested over the next five years. Of the 723,747 outstanding deferred share units, 56,123 were outstanding under the MDSUP.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees of may redeem under the Brookfield Residential’s DSUP and MDSUP at June 30, 2010:

June 30, 2010
Outstanding, December 31, 2009	716,030
Granted	18,240
Redeemed	(10,523)

Outstanding, June 30, 2010	723,747

Deferred share units vested at June 30, 2010	411,080

The liability of $5.8 million (December 31, 2010 – $8.1 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the three and six months ended June 30, 2011 was a recovery of $0.8 million and an expense of $0.4 million, respectively (2010 – income of $1.7 million and $0.7 million, respectively).

32	Q2/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 11. Other Interests in Consolidated Subsidiaries, Unconsolidated Entities and Non-controlling Interest

Other interests in consolidated subsidiaries includes ownership interests of certain business unit presidents of the Company totalling $34.1 million (December 31, 2010 – $42.5 million). In the event a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the then estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the six months ended June 30, 2011 and the year ended December 31, 2010:

	June 30	December 31
	2011	2010
Other interests in consolidated subsidiaries, beginning of period	$42,461	$47,011
Net loss attributable to other interests in consolidated subsidiaries	(6,384)	(976)
Distributions from other interests in consolidated subsidiaries	(1,960)	(3,574)

Other interests in consolidated subsidiaries, end of period	$34,117	$42,461

Non-controlling interest includes third-party investments of consolidated entities of $5.8 million (December 31, 2010 – $6.5 million).

In accordance with ASC Topic 810 Consolidation, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statement of operations has been adjusted to include the net loss attributable to non-controlling interest which for the three and six months ended June 30, 2011 was nil and nil, respectively (2010 – nil and nil, respectively) and other interests in consolidated subsidiaries which for the three and six months ended June 30, 2011 was $0.4 million and $6.4 million, respectively (2010 – nil and $0.8 million, respectively).

As of January 1, 2010, the Company had a 50% non-controlling interest in a land development project with a third party where the assets, liabilities and results of operations were consolidated into the interim financial statements with the corresponding non-controlling interest presented. On March 9, 2010, the Company acquired the remaining 50% non-controlling interest in the unconsolidated entity for a nominal dollar amount. The excess of the non-controlling interest acquired over the consideration was recorded as a deemed contribution to equity.

The following table reflects the changes in the Company’s non-controlling interest related to the unconsolidated entity for the year ended December 31, 2010:

December 31
2010
Balance, at beginning of period	$8,788
Net loss attributable to non-controlling interest	(488)
Non-controlling interest acquired	(8,300)

Balance, end of period	$—

Note 12. Equity

(a) Preferred Shares

The Brookfield Residential 8% convertible preferred shares are convertible at the option of the shareholder into common shares of the Company, at a conversion rate of 2.731787607 common shares per convertible preferred share, which is equivalent to a conversion price of $9.15 per share, subject to further adjustment. Dividends on convertible preferred shares will be fully cumulative, without interest, from the date of original issuance of the convertible preferred shares and will be payable semi-annually in arrears. There were no preferred share dividends in arrears for the period ended June 30, 2011 (December 31, 2010 – nil). The convertible preferred shares are perpetual and do not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Company’s common shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all preferred shares to be automatically converted into common shares.

An unlimited number of preferred shares without par value are authorized, of which 76,945 shares are designated as Brookfield Residential 8% convertible preferred shares, series A.

As part of the merger transaction, $38.5 million of preferred shares issued by the Brookfield Office Properties’ residential division were eliminated upon the completion of the merger transaction.

Brookfield Residential Properties Inc.	33

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b) Common Shares

As a result of the merger transaction, Brookfield Residential issued 101,342,718 common shares. The Company is authorized to issue an unlimited number of common shares with no stated par value.

(c) Treasury Stock

Prior to March 31, 2011, Brookfield Homes had a share repurchase program that allowed Brookfield Homes to repurchase in aggregate up to $144.0 million of the Company’s outstanding common shares. During the year ended December 31, 2010, 1,213,393 treasury shares were issued pursuant to a stock dividend paid to the preferred stockholders. This issuance of treasury shares was accounted for on an average cost basis. The difference between the amount of the $10.0 million dividend and the average cost of the treasury shares of $55.2 million issued has been charged to retained earnings. At March 31, 2011, the treasury stock of Brookfield Homes was cancelled as a result of the completion of the merger transaction.

Note 13. Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per share for the three and six months ended June 30, 2011 and 2010 were calculated as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Numerator:
Net income / (loss) attributable to Brookfield Residential	$19,267	$39,216	$(37,716)	$56,963
Less: Preferred share dividends	(75)	(5,000)	(109)	(10,000)

Net income / (loss) attributable to common shareholders	$19,192	$34,216	$(37,825)	$46,963

Denominator:
Basic average shares outstanding	101,187	101,343	101,187	101,343
Net effect of share options assumed to be exercised	169	197	—	197

Diluted average shares outstanding	101,356	101,540	101,187	101,540

Basic earnings / (loss) per share	$0.19	$0.34	$(0.37)	$0.46

Diluted earnings / (loss) per share	$0.19	$0.34	$(0.37)	$0.46

As the merger transaction was deemed to take place between entities under common control and has been accounted for as continuity of interest, the three and six months ended June 30, 2010 uses the basic and diluted average shares outstanding of the combined entities.

Note 14. Commitments, Contingent Liabilities and Other

(a) The Company is party to various legal actions arising in the ordinary course of its business. In addition, a subsidiary of the Company is party to a lawsuit that has been filed in Delaware, Chancery Court, alleging breach of fiduciary duties relating to the merger transaction. Management intends to vigorously defend these claims and believes the claims are without merit. An estimate of the possible loss or range of loss cannot be made. Management believes that none of these actions, either individually or in the aggregate, will have a material effect on the financial condition, results of operations or cash flows of the Company.

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s warranty liability for the six months ended June 30, 2011 and 2010:

34	Q2/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

	Six Months Ended June 30
	2011	2010
Balance, beginning of period	$12,214	$13,892
Payments and other adjustments made during the period	(1,904)	(1,832)
Warranties issued during the period	877	1,984
Adjustments made for pre-existing warranties	(487)	237

Balance, end of period	$10,700	$14,281

(c) The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate cost. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at June 30, 2011, the Company had six interest rate swap contracts outstanding totalling $150.0 million at an average rate of 4.9% per annum. The contracts expire between 2011 and 2017. At June 30, 2011, the fair market value of the contracts was a liability of $14.0 million (December 31, 2010 – liability of $15.2 million) and was included in accounts payable and other liabilities. Expense of $2.4 million and $2.3 million, respectively, was recognized during the three and six months ended June 30, 2011, respectively (2010 – expenses of $2.3 million and $2.8 million, respectively) and was included in other (expense) / income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations because hedge accounting has not been applied.

The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

(d) The Company is exposed to financial risk that arises from fluctuations in its common share price. To hedge against future deferred share unit payments, in August 2010, the Company entered into a total return swap transaction at an average cost of $9.39 per share on 782,483 shares, maturing in August 2011. At June 30, 2011, the fair market value of the total return swap was an asset of $0.4 million and was included in accounts receivable and other assets (December 31, 2010 – asset of $2.2 million). Expense of $1.8 million and $1.8 million was recognized during the three and six months ended June 30, 2011 (2010 – expense of $1.8 million and $1.3 million, respectively) and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three and six months ended June 30, 2011 was income of $7.6 million and $5.9 million, respectively (2010 – income of $1.8 million and $0.7 million, respectively) relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied. See Note 16 for additional disclosure.

(e) The Company has committed to future minimum payments for lease and other obligations as follows:

Year of Expiry
2011	$3,516
2012	5,877
2013	5,069
2014	4,206
2015	3,339
Thereafter	8,993

$31,000

(f) As at June 30, 2011, $10.2 million (December 31, 2010 – $19.7 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $77.4 million (December 31, 2010 – $86.5 million).

Note 15. Guarantees

(a) The Company has provided financial guarantees for bonds which, as at June 30, 2011 amount to $19.1 million (December 31, 2010 – $18.1 million), which have not been recognized in the interim financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The value of the guarantees is reduced as completion milestones are achieved on the projects and is terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these municipal bonds.

Brookfield Residential Properties Inc.	35

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at June 30, 2011, these guarantees amounted to $233.0 million (December 31, 2010 – $236.1 million), which have not been recognized in the interim financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued to Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the entity has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 16. Fair Value Measurements

ASC Topic 820 Fair Value Measurements and Disclosures provides a framework for measuring fair value, expands disclosures about fair value measurements and establishes a fair value hierarchy which requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value.

The Company’s financial assets are measured at fair value on a recurring basis and are as follows:

	Fair Value Measurements Using Significant Observable Inputs (Level 2)
	June 30 2011	December 31 2010
Interest rate swap contracts	$(14,032)	$(15,206)

The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

	0000000	0000000
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	June 30 2011	December 31 2010
Equity swap contract	$406	$2,238

The fair value measurement for the equity swap contract is determined based on the notional amount, share price, the number of underlying shares and the three month LIBOR rate. The Company performed a sensitivity analysis of the estimated fair value and the impact to the consolidated financial statements using alternative reasonably likely assumptions on June 30, 2011 and the impact to the consolidated financial statements was nominal.

The fair value measurements for housing and land inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of housing and land inventory deemed to be impaired during the period ended June 30, 2011, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog, estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

36	Q2/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the three and six months ended June 30, 2011 and June 30, 2010, no impairment charge was recognized.

Operations receivables are measured at amortized cost. Carrying value approximates fair value due to the floating interest rates being charged or due to the short-term nature of the assets.

The Company’s financial liabilities, which include project specific and other financings, bank indebtedness, due to affiliates, notes payable and accounts payable and other liabilities are measured at amortized cost.

The fair value debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at June 30, 2011, the book value exceeded its fair value of all outstanding debt by $6.6 million (December 31, 2010 – fair value of debt exceeded book value by $6.0 million). The lands to which these borrowings relate generally secure these principal amounts.

The carrying value of bank indebtedness approximates fair value due to its floating rate nature and the carrying value of accounts payable and other liabilities approximates fair value due to their short-term nature.

Note 17. Segmented Information

As defined in ASC Topic 280, Segmented Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single-family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using segment operating income. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Revenues
Canada	$147,888	$173,478	$291,671	$266,352
California	71,475	62,697	96,850	98,751
Central and Eastern U.S.	16,179	36,950	27,151	49,424

Subtotal	235,542	273,125	415,672	414,527

Corporate and Other	—	—	—	—

Total	$235,542	$273,125	$415,672	$414,527

Segment Income / (Loss)
Canada	$40,380	$57,361	$79,937	$87,428
California	(3,307)	5,282	(5,095)	374
Central and Eastern U.S.	(2,917)	(474)	(8,779)	(5,169)

Subtotal	34,156	62,169	66,063	82,633

Corporate and Other	(7,953)	(4,915)	(13,921)	(4,915)

Income before Income Taxes	$26,203	$57,254	$52,142	$77,718

Brookfield Residential Properties Inc.	37

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

	June 30	December 31
	2011	2010
Housing and Land Inventory
Canada	$1,051,708	$1,028,200
California	578,303	613,734
Central and Eastern U.S.	562,146	552,013

Subtotal	2,192,157	2,193,947

Corporate and Other	—	—

Total	$2,192,157	$2,193,947

The following tables set forth information on unconsolidated entities by the Company’s reportable segments:

	Three Months Ended June 30		Six Months ended June 30
	2011	2010	2011	2010
Equity in Earnings/(Loss) from Unconsolidated Entities
Canada	$—	$—	$—	$(4)
California	3,216	(588)	4,048	310
Central and Eastern U.S.	(194)	(155)	(107)	(367)

Subtotal	3,022	(743)	3,941	(61)

Corporate and Other	—	—	—	—

Total	$3,022	$(743)	$3,941	$(61)

	June 30 2011	December 31 2010
Investments in Unconsolidated Entities
Canada	$13,297	$12,834
California	80,202	77,790
Central and Eastern U.S.	43,086	46,579

Subtotal	136,585	137,203

Corporate and Other	—	—

Total	$136,585	$137,203

Note 18. Related Party Transactions

Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions at June 30, 2011 were as follows:

•

Notes payable of $498.0 million (December 31, 2010 – nil) due to Brookfield Office Properties. The notes consist of a C$265.0 million senior unsecured promissory note and a C$215.0 million junior unsecured promissory note. For the three and six months ended June 30, 2011, interest of $9.1 million and $9.1 million, respectively (2010 – nil and nil) was incurred related to this facility.

•

Unsecured revolving operating facility in the aggregate principal amount of $125.0 million (December 31, 2010 – $100.0 million) with a subsidiary of Brookfield Asset Management Inc. For the three and six months ended June 30, 2011 interest of $1.0 million and $1.9 million, respectively (2010 – $1.0 million and $1.9 million, respectively) was incurred relating to this facility.

•

Unsecured operating and acquisition facility in the aggregate outstanding principal amount of $69.0 million (December 31, 2010 – $60.0 million) with a subsidiary of Brookfield Asset Management Inc. For the three and six months ended June 30, 2011 interest of $2.7 million and $5.5 million (2010 – $1.0 million and $2.8 million, respectively) was incurred relating to this facility.

•

A subsidiary of the Company entered into an agreement to purchase two million common shares of the Company from Brookfield Asset Management Inc. in order to fund an escrowed restricted stock plan without dilution to shareholders on June 23, 2011. The total consideration relating to the purchase of the shares was $19.3 million (2010 – nil).

38	Q2/2011 Interim Report

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active primarily in ten markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders. The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”. For more information, please visit our website at www.brookfieldrp.com. Brookfield Residential’s public filings under applicable Canadian securities law are available on SEDAR at www.sedar.com and under applicable U.S. Federal securities laws are available on EDGAR at www.sec.gov.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

4906 Richard Rd. SW

Calgary, Alberta T3E 6L1

Tel: 403.231.8900

Fax: 403.231.8960

Email: info@brookfieldrp.com

Website: www.brookfieldrp.com

SHAREHOLDER INQUIRIES

Brookfield Residential welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Linda Northwood, Director, Investor Relations at (416) 359-8647 or via e-mail at linda.northwood@brookfieldrp.com. Inquiries regarding financial results should be directed to Craig Laurie, Executive Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at craig.laurie@brookfieldrp.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the Company’s Transfer Agent:

CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010	By courier:	199 Bay Street
	Adelaide Street Postal Station		Commerce Court West
	Toronto, Ontario, M5C 2W9		Securities Level
Toronto, Ontario, M5L 1G9
Tel:	(800) 387-0825; (416) 643-5500		Attention: Courier Window
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Residential maintains a website, www.brookfieldrp.com, which provides access to our published reports, press releases, statutory filings, supplementary information and share and dividend information as well as summary information on the Company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the Company’s financial results. We strive to disseminate material information about the Company’s activities to the media in a timely, factual and accurate manner.

39	Q2/2011 Interim Report